SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 —— TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com November 12, 2021	FIRM/AFFILIATE OFFICES ———
BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WILMINGTON ——— BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grab Holdings Limited

Registration Statement on Form F-4

Filed August 2, 2021

File No. 333-258349

Dear Ms. Bagley and Ms. Jaskot:

On behalf of Grab Holdings Limited (the “Company,” “we” or “our”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 9, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form F-4 filed with the Commission on October 18, 2021 (the “Amendment No. 2”). Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form F-4 (“Amendment No. 3”) through EDGAR. To facilitate your review, we will separately deliver to you courtesy copies of the Amendment No. 3 marked to show changes to the Amendment No. 2.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 3. The changes reflected in Amendment No. 3 include those made in response to the Staff’s comments as well as other updates, including updating the Registration Statement to include Altimeter Growth Corp.’s financial statements for the third quarter of 2021 and related financial information and Grab’s recent developments for the third quarter of 2021.

U.S. Securities and Exchange Commission

November 12, 2021

Amendment No. 2 to Registration Statement on Form F-4

Questions and Answers about the Proposals

What vote is required to approve the proposals . . ., page 17

1.

Please disclose the number of shares of ACG shares entitled to vote to approve the proposals after taking into account those shareholders who have entered into an agreement to vote their shares in favor of the proposals.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of Amendment No. 3.

Organizational Structure, page 32

2.

We note your disclosure that the Articles of Incorporation and the By-Laws of Grab PH Holdings Inc. are in the process of being amended to include the provisions of the Investment Agreement between Grab and its local partner, and is currently pending approval from the Philippines Securities and Exchange Commission. Please amend your filing to discuss the risks, if any, related to the pending status of the amended Articles of Incorporation and By-Laws.

The Company respectfully acknowledges the Staff’s comment and advises that the Company believes the pending status of the Amended Articles of Incorporation and By-Laws does not have material implications relating to the Company’s exercise of control over the relevant Philippine operating entities, since the Investment Agreement between Grab and its local partner, which is included as Exhibit 10.29 to the Registration Statement, is a binding contractual agreement and provides Grab with the requisite control as described in “Grab’s Business-Corporate Structure” on page 303 of Amendment No. 3. The purpose of the amendments to the Amended Articles of Incorporation and By-Laws is merely to conform the provisions of the Amended Articles of Incorporation and By-Laws to the provisions of the binding Investment Agreement.

More generally, once the Amended Articles of Incorporation and By-Laws are approved by the Philippines Securities and Exchange Commission, the relevant terms of the Investment Agreement will be memorialized in the Amended Articles of Incorporation and By-Laws and become public records that are binding not only on Grab PH Holdings Inc. and the shareholders but also on third-parties in relation to the matters covered thereby. The Investment Agreement also provides that in the event of a conflict between the organizational documents of Grab PH Holdings Inc. (such as the Amended Articles of Incorporation and By-Laws) and the Investment Agreement, the Investment Agreement will prevail and the shareholders of Grab PH Holdings Inc. have agreed to do all such acts and things and sign and execute all such documents and instruments as may be necessary, desirable or expedient to make the necessary changes in the organizational documents of Grab PH Holdings Inc. (including the Amended Articles of Incorporation and By-Laws) to remove such inconsistency or otherwise give effect to the Investment Agreement. Accordingly, the Company does not believe that the pending status of the Amended Articles of Incorporation and By-Laws gives rise to material risks to the Company.

In response to the Staff’s comment and further to the foregoing, however, the Company has provided additional disclosure on pages 34 and 303 of Amendment No. 3 to reflect the foregoing.

U.S. Securities and Exchange Commission

November 12, 2021

Risk Factors

“Grab is subject to risks associated with strategic alliances and partnerships.”, page 71

3.	Please tell us why you removed the risk factor disclosure outlining the risks associated with respect to Grab’s shareholding in the entity through which it holds its interest in OVO.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in October 2021 the Company, together with the Company’s local partners as described in “Grab’s Business—Corporate Structure” on page 302 of Amendment No. 3, acquired all interests in OVO held previously by its former strategic partners, and therefore, the referenced risk factor on strategic alliances and partnerships is no longer applicable with respect to OVO. The risks relating to the shareholding structure of OVO have been retained in the risk factor on page 94 of Amendment No. 3.

“The Business Combination may be completed even though . . .”, page 106

4.

We note your response to comment 8, and your amended disclosure on pages 107 and 139. Given that the “Grab Disclosure Letter” is a defined term highlighted in your filing, please amend your disclosure to clearly explain: (1) the purpose of the Grab Disclosure Letter; (2) when you entered into the Grab Disclosure Letter; and (3) the material terms contained in the Grab Disclosure Letter. While your current disclosure explains how Section 1.1 of the letter functions and that the letter contains material terms that are also contained in the proxy statement/prospectus, the circumstances surrounding the letter, its purpose, and its terms, remain unclear.

In response to the Staff’s comment, the Company has revised the disclosure on pages 150 and 151 of Amendment No. 3.

Risks Relating to GHL

“GHL will issue GHL Class A Ordinary Shares . . .”, page 110

5.

We note your amended disclosure that Grab is exploring plans under which the shares that certain strategic partners and investors of Grab hold in certain subsidiaries or joint ventures of Grab would be exchanged, and investors would ultimately receive GHL Class A Ordinary Shares. Further, “Grab has started preliminary discussions with some of these strategic partners and investors, but has not finalized or committed to a plan.” Please disclose the maximum amount of GHL Class A Ordinary shares that would be issued if all strategic partners and investors participated in this exchange. Please confirm that, if Grab finalizes or commits to a plan with any of these strategic partners or investors prior to requesting acceleration of the current F-4, the company will file a pre-effective amendment describing the plan(s).

In response to the Staff’s comment, and to reflect the updated status of discussions with its strategic partners and investors, the Company has updated the disclosure on page 112 of Amendment No. 3. The Company also confirms that, if it finalizes or commits to a plan with any of these strategic partners or investors prior to requesting acceleration of the effectiveness of the Registration Statement on Form F-4, the Company will file a pre-effective amendment describing the plan(s).

U.S. Securities and Exchange Commission

November 12, 2021

Background of the Business Combination, page 155

6.

We note your response to comment 10, and your amended disclosure on page 155. However, your amended disclosure is not completely responsive to our comment. Please amend your disclosure to discuss the reasons specific to each party for why they were ultimately not pursued by the board.

In response to the Staff’s comment, the Company has revised the disclosure on page 159 of Amendment No. 3.

7.

We note your amended disclosure that “$6.8 million will be disbursed among J.P. Morgan, Morgan Stanley, Evercore and UBS upon the consummation of the Business Combination, subject to AGC Board’s discretion, with the exact allocation to be determined closer to the closing of the Business Combination.” Please disclose the services for which each of the aforementioned entities will receive a portion of this $6.8 million, and describe the factors the board will consider in determining the allocation. Please also disclose the basis for the additional $8.2 million in fees the board can pay at its discretion.

In response to the Staff’s comment, the Company has revised the disclosure on pages 159 and 183 of Amendment No. 3.

8.

We note your amended disclosure that the AGC board considered certain pending and potential litigation matters, including those related to driver-partner incentives and the investigation relating to potential violations of certain anti-corruption laws related to its operations in one of the countries in which it operates and has voluntarily self-reported the potential violations to the U.S. Department of Justice.” Please describe what specifically the board considered with respect to these matters, any material discussions about such matters, how the board evaluated the potential risks, and how such matters influenced the negotiations and final terms of the business combination. Please also disclose elsewhere any material information relating to pending or potential litigation matters related to driver-partner incentives.

In response to the Staff’s comment, the Company has revised the disclosure on page 163 of Amendment No. 3. The Company also respectfully acknowledges the Staff’s comment and advises that all relevant information relating to pending or potential material litigation matters related to driver-partners, if any, has been disclosed in the section entitled “Grab’s Business—Legal Proceedings” that begins on page 297 of Amendment No. 3 and in the “Risk Factors” section, including the risk factor with the heading “—Adverse litigation judgments or settlements resulting from legal proceedings in which Grab may be involved could expose Grab to monetary damages or limit the ability to operate its business.” on page 84 of Amendment No. 3.

U.S. Securities and Exchange Commission

November 12, 2021

9.

We note your response to comment 12, and your amended disclosure that “Each of the diligence materials were prepared in connection with the transaction and therefore materially related to the transaction.” In this regard, please provide the disclosures required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A, or tell us why you believe you are not required to do so. Please also discuss any material issues in the diligence reports and the discussions related to such issues, including how they impacted negotiations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe any of the due diligence summaries referenced constitute a “report, opinion or appraisal materially relating to the transaction” within the scope of Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A. As disclosed in Amendment No. 3, the AGC Board and its representatives reviewed (i) legal due diligence summaries with respect to corporate matters, intellectual property matters, regulatory matters, material contracts, and employment matters, as applicable, prepared by Ropes, Baker & McKenzie LLP, DFDL, Noerr, and Shin & Kim LLC relating to legal due diligence matters in their respective jurisdictions, which included the United States, China, Indonesia, Malaysia, Myanmar, Philippines, Singapore, Thailand, Vietnam, Cambodia, Romania and South Korea (collectively, such legal due diligence summaries, the “Legal Due Diligence Summaries”), as well as (ii) a due diligence summary prepared by KPMG LLP with respect to Grab’s tax, financial, commercial and cyber security matters (the “KPMG Due Diligence Summary” and, together with the Legal Due Diligence Summaries, the “Due Diligence Summaries”). The Due Diligence Summaries were prepared by the relevant advisors to assist AGC in its due diligence review of certain aspects of Grab’s business based on each of the advisor’s respective expertise and review of due diligence materials provided by Grab throughout the due diligence process.

For further clarity as to why none of these Due Diligence Summaries constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A, the Due Diligence Summaries were limited only to due diligence considerations which the AGC Board and its representatives considered as one of many factors in arriving at its recommendation to approve the transactions. None of the Due Diligence Summaries contained any valuation analysis or opinions or otherwise opined on the fairness or amount of consideration to be paid in connection with the Business Combination. The Due Diligence Summaries did not opine on the reasonableness of the terms of the Business Combination and none of the advisors who provided Due Diligence Summaries arrived at or provided any independent conclusions or made any recommendations regarding the value or soundness of the transaction. As disclosed throughout Amendment No. 3, the AGC Board did not obtain a third-party valuation or fairness opinion, or any other “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A in connection with the Business Combination and determined that AGC’s directors and officers and the other representatives of AGC had substantial experience in evaluating the operating and financial merits of companies similar to Grab and relied on this experience in approving and recommending the transaction.

U.S. Securities and Exchange Commission

November 12, 2021

In response to the Staff’s comment relating to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A, the Company has revised the disclosure on page 164 of Amendment No. 3 to clarify the nature of the Due Diligence Summaries (making it more clear that these summaries related solely to due diligence), describe how these summaries factored into discussions and negotiations relating to the transaction, and remove the statement that “[e]ach of the diligence materials were prepared in connection with the transaction and therefore materially related to the transaction” (emphasis added), given this statement was added in direct response to comment 12 of the Staff’s letter of October 18, 2021, which asked the Company whether the reports referenced were “materially related to the transaction”. The statement was added to Amendment No. 2 under the assumption that in such comment 12 the SEC was asking for clarification about whether the reports related to the transaction generally, not whether they were “reports…materially relating to the transaction…” required to be disclosed pursuant to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A. With the understanding now that the Staff is looking to confirm whether disclosure pursuant to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A is required, given that for the reasons stated above the Company believes that the summaries are not reports required to be disclosed pursuant to these requirements, the statement has been removed to avoid any unnecessary confusion regarding the applicability of Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A to the Due Diligence Summaries.

In response to the Staff’s comment “[p]lease also discuss any material issues in the diligence reports and the discussions related to such issues, including how they impacted negotiations.”, the Company has revised the disclosure on page 164 of Amendment No. 3.

10.

We note your revisions in response to comment 13, however your disclosure continues to list the topics discussed at the meetings without explaining what was considered and discussed about such topics and how they were considered or evaluated by the board. As one example only, where you state that the board evaluated the sufficiency of Grab’s protection of its brand value and technology, as well as the potential for infringement or competition, you do not identify what particular technology or core assets you were referring to, the specific risk of infringement or competition, or how it could adversely impact Grab. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 163, 165, 167 and 168 of Amendment No. 3.

Certain Prospective Operational and Financial Information, page 169

11.

You disclose on page 171 that the projections are based on assumptions of an increasing number of users of Grab’s services, increasing transaction frequency and spend per transaction, and that incentives as a percentage of GMV will continue to decline. Please quantify such assumptions so that investors are able to evaluate whether such assumptions are consistent with past trends. Please also explain why you believe that you will have an increasing number of users given that MTUs for recent periods appear to be stagnant and are below the MTUs for 2019.

In response to the Staff’s comment, the Company has revised the disclosure on pages 175 and 176 of Amendment No. 3.

U.S. Securities and Exchange Commission

November 12, 2021

Corporate Structure, page 296

12.	Please identify the “local partners” referenced in this section, or tell us why you believe you are not required to do so.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33, 34, 302 and 303 of Amendment No. 3.

Key Operating Metrics, page 349

13.	We are still reviewing your response to comment 34 and may have additional comments.

In response to the Staff’s earlier comments, the Company respectfully advises the Staff that it has revised the disclosure in Amendment No. 3 to remove references to Adjusted Net Sales and add disclosure regarding partner and consumer incentives consistent with the Company’s draft submission provided to the Staff on October 29, 2021.

Monthly Transacting Users, page 350

14.

We note your response to comment 33 and your statement that “MTU data regarding specific products and offerings is less useful as a reflection of consumer engagement and business performance since such data is highly variable and influenced by a wide range of factors, such as seasonal weather patterns and COVID-19.” However, the significant variability in MTUs suggests that disclosure of MTUs by segment, with appropriate narrative disclosure explaining the reasons for changes in the number of MTUs, would be helpful for an investor to understand how changes in demand in the mobility segment versus the delivery segment impact the company’s financial results. In addition, we note that MTUs remain below MTUs for the year ended December 31, 2019, but without MTU data by segment it is unclear how, and to what extent, this is due to decreases or stagnation in delivery MTUs or mobility MTUs. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 360 of Amendment No. 3.

*          *           *

U.S. Securities and Exchange Commission

November 12, 2021

Please contact Brian V. Breheny at (202) 371-7180, Jonathan B. Stone at +852-3740-4703 or Rajeev P. Duggal at +65-6434-2980 of Skadden, Arps, Slate, Meagher & Flom LLP should you have any questions or require further information.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Christopher Betts, General Counsel, Grab Holdings Inc.

Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan Stone, Skadden, Arps, Slate, Meagher & Flom LLP

Rajeev Duggal, Skadden, Arps, Slate, Meagher & Flom LLP